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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRITTINGHAM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington, (City) Delaware (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Sweeny (302)656-8173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheller, Wolfenden & Dwares
(Name – *if individual, state last, first, middle name*)

824 N. Market Street, Suite 720, (Address) Wilmington, (City) Delaware (State) 19801 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/23/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

The accompanying report will be made available to all Members and Allied members.



Signature

President, COO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


WW&D

WHEELER • WOLFENDEN • DWARES

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

We have audited the accompanying statement of financial condition of Brittingham, Inc. (an S Corporation) as of September 30, 2005 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are to be filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. All information included in these financial statements is the representation of the management of Brittingham, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittingham, Inc as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeler, Wolfenden & Dwares, PA

October 25, 2005
Wilmington, Delaware

824 Market Street • Suite 720 • Wilmington, DE 19801 • **Phone (302) 254-8240** • Fax (302) 254-8244

Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2005

ASSETS

ASSETS		
Cash and cash equivalents	$	286,409
Marketable securities		72,770
Exchange membership (market value - $2,860,000)		539,500
Prepaid assets		5,706
Other assets		51,918
TOTAL ASSETS	$	956,303

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	122,853
Deferred income taxes		139,723
Total liabilities		262,576
SHAREHOLDER'S EQUITY		
Common stock, $1 par value; authorized 1,500 shares; issued 556 shares		556
Additional paid in capital		419,544
Retained earnings		335,662
Less: cost of 150 common shares in treasury		(62,035)
Total shareholder's equity		693,727
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	956,303

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2005

Income		
Security commissions	$	320,219
Floor brokerage commissions - net		63,000
Interest and dividends		13,042
Unrealized appreciation of marketable securities		4,377
Realized gain on sale of security		307
Other income		33
Total income		400,978
Expenses		
Employee compensation and benefits		216,505
Communication costs		37,380
Occupancy and other equipment costs		45,223
Other expenses		124,880
Total expenses		423,988
Loss before income tax expense		(23,010)
Income tax expense (benefit)		(470)
Net loss	$	(22,540)

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended September 30, 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholder's Equity
Balance, September 30, 2004	$ 369,900	$ 500	$ 49,700	$ 368,202	$ (62,035)	$ 726,267
Net loss	-	-	-	(22,540)	-	(22,540)
Preferred stock cancellation	(369,900)	56	369,844	-	-	-
Common stock dividends	-	-	-	(10,000)	-	(10,000)
Balance, September 30, 2005	$ -	$ 556	$ 419,544	$ 335,662	$ (62,035)	$ 693,727

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(22,540)
Adjustments to reconcile net loss to net cash utilized in operating activities		
Unrealized appreciation of marketable securities		(4,377)
Gain on sale of securities		(307)
Increase in other assets		3,193
Increase in prepaid assets		80
Decrease in accounts payable and accrued expenses		2,481
Net cash utilized by operating activities		(21,470)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities		-
Proceeds from sales of marketable securities		139,078
Net cash provided by investing activities		139,078
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(10,000)
Net cash utilized by financing activities		(10,000)
Net increase in cash and cash equivalents		107,608
Cash and cash equivalents - beginning of year		178,801
Cash and cash equivalents - end of year	$	286,409
SUPPLEMENTARY INFORMATION		
Income taxes paid	$	387

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5 under the *Securities and Exchange Act of 1934* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and accordingly, these financial statements are for the year ended September 30, 2005.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Exchange membership is carried at cost.

Marketable securities traded on a national exchange are valued at the last reported sales price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

Effective January 1, 2005, the Company and its shareholder elected to be treated as an S Corporation under Subchapter S of the *Internal Revenue Code*. As such, the Company's taxable income is included in the individual tax returns of its shareholder for federal and all state income tax purposes starting on January 1, 2005.

Income taxes are calculated in accordance with Statement of Financial Accounting Standard No.109, "Accounting for Income Taxes". Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE C – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness". Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2005, the Company had a ratio of aggregate indebtedness to net capital of approximately 0.46 to 1 and a net capital requirement of $7,452. Aggregate indebtedness and net capital, as defined, were $111,786 and $243,877, respectively, at September 30, 2005.

NOTE D – INVESTMENTS

Marketable securities consisted of the following at September 30, 2005:

	Cost	Gross Unrealized Gain (Loss)	Carrying (Fair) Value
Common stock	$ 76,530	$ (3,760)	$ 72,770

NOTE E – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company. The Company believes it has provided the Commission all documents responsive to the subpoena that are in the possession, custody or control of the Company. As of September 30, 2005, the Commission's

NOTE E – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

investigation was ongoing. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payments made to L. I. Holdings, Inc. during 2005 were $36,921.

NOTE F – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total commissions earned from related parties for the fiscal year ended September 30, 2005 are $320,219.

NOTE G – INCOME TAXES

Components of income tax expense for the year ended September 30, 2005 are as follows:

Federal	
Current	$ (857)
Deferred	-
	(857)
State	
Current	387
Deferred	-
	387
Total income tax expense (benefit)	$ (470)

The effective income tax rate for the year ended September 30, 2005 differs from the statutory income tax rate primarily due to state income tax expense.

For the fiscal year ended September 30, 2005, there was no additional tax expense resulting from the elimination of deferred taxes with the Subchapter S election. Under SFAS No. 109, any assets that are disposed of during a ten year period subsequent to the Subchapter S election are subject to Built in Gains tax. The Company has evaluated assets subject to Built in Gains tax and determined that, in the event that such assets are sold within such ten year period, such tax would be imposed on the Company, at a rate of 34% under current tax law, on sales proceeds exceeding $545,000 but less then $1,000,000.

NOTE G - INCOME TAXES (CONTINUED)

Significant deferred tax liabilities (assets) of the Company as of September 30, 2005 are as follows:

Unrealized loss on securities	$ (1,822)
Unrealized gain on exchange membership	141,545
Net deferred tax liabilities	$ 139,723

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $17,555 was expensed in 2005.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the shareholder under certain conditions at an amount set forth in the Company's articles of incorporation. In addition, the shareholder is required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

During 2005, the Company's shareholder elected to be treated as a Subchapter S Corporation. Because of this election, the preferred stock previously held by the Company was required to be exchanged for common stock.

At December 31, 2004, preferred stock had $300 par value, 1,500 shares authorized and 1,233 issued. This was exchanged for 56 shares of common stock and the remaining amounts were additional paid in capital.

NOTE J – FOCUS REPORT – FLOOR BROKERAGE

Beginning with the FOCUS Report prepared by the Company for the quarter ended September 30, 1999, the Company has reported the gross commissions generated by the individual who operates its NYSE seat as income and the related amount of expenses paid to the individual as expense. This reporting differs from the presentation of such items in the accompanying financial statements, which presents such items on a net basis.

The Company's NYSE seat is operated by a floor broker under an annual operating agreement. All floor brokerage commissions earned from the seat are received by the Company on a monthly basis. Expenses for the seat and 1/12 of the annual amount are deducted from the commissions, and the net amount is paid to the floor broker. Under the terms of the agreement, $18,000 was paid to the Company by the floor broker for the use of the seat for the period October 1, 2004 to December 31, 2004. Effective January 2005, the agreement was revised, setting the annual rental at $60,000.

NOTE J – FOCUS REPORT – FLOOR BROKERAGE (CONTINUED)

Total floor brokerage commissions for year	$ 159,542
Total floor brokerage expenses - net of profitable errors of $176	96,542
Net floor brokerage revenue	$ 63,000

NOTE K - SUBSEQUENT EVENTS

Subsequent to September 30, 2005 but prior to the date of this report, the Company amended its annual operating agreement with its current floor broker for the Company's NYSE seat. The Company now leases its seat to a related party officer who in turn leases the seat to the floor broker.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2005
(See Accompanying Auditors' Report)

Aggregate indebtedness		
Accounts payable and accrued expenses - net of secured liabilities of $11,067	$	111,786
Total aggregate indebtedness	$	111,786
Net capital		
Net worth		
Common stock	$	556
Paid-in capital		419,544
Retained earnings		335,662
Less: treasury stock		(62,035)
Deferred income taxes		139,723
Other liabilities		11,067
Total net worth and allowable liabilities		844,515
Deduct		
Nonallowable assets		
Exchange membership		539,500
Prepaid assets		5,706
Other assets		13,801
Total deductions		559,007
Net capital before haircuts on securities positions		285,508
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		41,631
Net capital		243,877
Minimum capital required to be maintained ($5,000 or 6-2/3% of aggregate indebtedness of $111,786)		7,452
Net capital in excess of requirements	$	236,425
Ratio of aggregate indebtedness to net capital		45.84%

The above computation does not differ materially from the computation of Net Capital under Rule 15c3-1 as of September 30, 2005, filed by Brittingham, Inc. with the New York Stock Exchange on October 31, 2005.


WW&D
WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Brittingham, Inc.
Wilmington, Delaware

In planning and performing our audit of the financial statements of Brittingham, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the object stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the

824 Market Street • Suite 720 • Wilmington, DE 19801 • **Phone (302) 254-8240** • Fax (302) 254-8244

The Board of Directors
Brittingham, Inc.

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934*, in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Wheeler, Wolfenden + Dwares, PA

October 25, 2005
Wilmington, Delaware